EXHIBIT V

to Form 18-K

of European Investment Bank

as of December 31, 2004

DISCLOSURE OF CERTAIN DECISIONS BY THE EIB BOARD OF GOVERNORS AND MATTERS UNDER CONSIDERATION BY THE MEMBERS OF THE EUROPEAN UNION

A. On 29 October 2004 the member states of the European Union signed the “Treaty establishing a Constitution for Europe” in Rome. The fifth Protocol on the Statute of the European Investment Bank contains a revised Statute of the EIB, which will become effective when the treaty enters into force in accordance with Article IV-447 of such treaty.

B. The member states of the European Union signed a treaty of accession with Romania and the Republic of Bulgaria on 25 April 2005 in Luxembourg. Under the treaty, which is subject to ratification, Romania and the Republic of Bulgaria would become member states of the European Union on 1 January 2007 or, in certain circumstances, 1 January 2008.

C. The Board of Governors of EIB has decided, in its annual meeting held on 7 June 2005, to appropriate the balance of the profit and loss account for the year ended 31 December 2004 - which, after release of EUR 135 000 000 from the fund for general banking risk, amounted to EUR 1 381 016 840 - to the Additional Reserves.

It was also decided to transfer an amount of EUR 75 733 832 resulting from the value adjustment on the venture capital operations, from the funds allocated to venture capital operations to the Additional Reserves. Following this transfer, the funds allocated to venture capital operations will amount to EUR 1 697 333 040 and the Additional Reserves to EUR 1 995 111 658.